SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Bank of America Corp.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

March 22, 2021

At the Bank of America Corporation (NYSE: BAC) Annual Meeting on April 20th, please vote FOR Proposal 8 requesting the board oversee a racial equity audit analyzing the bank’s adverse impact on communities of color.

Dear Bank of America Shareholders:

We urge you to support our proposal requesting the board conduct a racial equity audit analyzing the bank’s adverse impact on nonwhite stakeholders and communities. The proposal would ensure the effectiveness of the four year, $1 billion funding commitment announced by Bank of America (BofA) for the purpose of “advancing racial equity and economic opportunity” following the Black Lives Matter protests in the summer of 2020.  As investors, we know that it is not always wise to accept management's statements that everything is rosy.  That is why there are auditors, who look over management's shoulder and help assure that investors get an independent assessment of a company's condition. That is also why we urge you to vote FOR Proposal 8.  The company's response to recent demands for racial equity contemplates spending $1 billion dollars.  But is that money being well spent?  Will it be effective in addressing the issues identified at Bank of America?

The only way to answer these questions is through an audit -- a racial equity audit of the sort performed in recent years by some leading companies that can assess company policies and their effectiveness. Specifically:

•	An independent third party audit would allow for objective oversight of the company’s significant financial commitments and programs related to racial justice and equity.

•	BofA’s plans do not address the impact of the bank’s own policies and practices on communities of color in a holistic manner.

•	Regulatory obligations do not provide an adequate substitute for a third party audit.

•	Other companies have benefitted from conducting similar external audits.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Bank of America shareholders.

Racial Inequality Presents a Significant Business Risk to BofA Shareholders

We believe it is important to place our request in the context of both the impact of structural racism on the U.S. economy, but also the explanation of how plans that fail to adequately address structural racism could present a business risk to investors. On average white households hold almost 10 times the wealth of Black households. This racial wealth gap has resulted from a variety of factors, including the disparate impact of discriminatory lending policies on communities of color. A recent report by Bank of America’s peer, Citigroup, indicates that the racial wealth gap has cost the U.S. economy up to $16 trillion in the past 20 years. The report highlights that as a result of racial inequalities, $13 trillion in business revenues have been lost over the last two decades. A 2018 study by the Kellogg Foundation notes that closing the equity gap could result in an additional $500 billion in spending on housing alone. As outlined in our proposal and November 2020 engagement letter,1 Bank of America’s own practices appear to have contributed to this wealth gap. BofA has allegations ranging from mortgage discrimination to excessive checking account fees and minimum balance requirements. With the backdrop of last summer’s protests and President Biden’s announcement on his first day in office to prioritize racial equity, failure to adequately address these issues in an effective manner may present a risk for all financial institutions, particularly Bank of America.

Most recently, we see the possible impact that BofA’s policies have had on Black and brown communities as it relates to the Paycheck Protection Program (PPP). BofA is currently the subject of a lawsuit alleging that it bars PPP applicants if they have a credit card or existing loan with any other financial institution, a practice known as “gating.”2 Though gating is not racially discriminatory on its face, it highlights the disproportionate impact of Bank of America’s policies on Black and brown small business owners, who already face significant challenges accessing capital from institutional lenders.3 Bank of America states that 24% of its PPP loans were to businesses in “low and middle income neighborhoods,” however, this figure does not articulate the percentage of loans made to minority applicants, nor does it tell us whether the bank conducted a racial equity analysis on its PPP lending policies.

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1 CtW Investment Group letter to Chairman and CEO Brian Moynihan. November 6, 2020. Available at: https://ctwinvestmentgroup.com/racial-equity-audit

2 Ryan Kelley and Lucas Ritchie. National Law Review. “Covid-19 Payment Protection Program: Lender Guidelines Subject to Risk” April 20. 2020. Available at: https://www.natlawreview.com/article/no-quarter-ppp-lenders.

3 Only 17% of the first round of loans authorized by the first round of PPP funding went to minority owned businesses. Minority owned businesses have historically struggled with access to capital due to high denial rates. Jason Grotto et.al. Bloomberg. “White America Got a Head Start on Small-Business Virus Relief” June 30, 2020. Available at: https://www.bloomberg.com/graphics/2020-ppp-racial-disparity/?sref=cdlcj118. Gene Marks. The Guardian. “Black owned firms are twice as likely to be rejected for loans. Is this Discrimination?” January 16, 2020. Available at: https://www.theguardian.com/business/2020/jan/16/black-owned-firms-are-twiceas-likely-to-be-rejected-for-loans-is-this-discrimination.

Internal issues related to the bank’s hiring and retention practices also raise concern, with BofA paying $4.2 million in back wages and interest to settle a Department of Labor case alleging discrimination against Black, Hispanic and female applicants who applied for certain positions, including phone representatives, client service, and mortgage underwriter in 2019. Perhaps this is unsurprising: In opposing our proposal, BofA notes that its diversity within management levels 1-3 has increased to 27% for people of color since 2015. The company does not mention, however, that these figures are in aggregate. In fact, from 2015 to 2019, Black and Hispanic representation only increased by 2% for a total of 6% for Black managers and by only 1% for a total of 5% for Hispanic managers.

A Racial Equity Audit Would Provide an Independent, Objective Review of the Bank’s Plans

BofA has disclosed a variety of steps undertaken to combat racial inequality, including its Responsible Growth Initiative, the board’s oversight of societal implications of its products and human capital management, and its work with its longstanding stakeholder group known as the National Community Advisory Council (NCAC).

What this proposal requests, however, is not merely disclosure of the actions taken and policies developed by Bank of America. The purpose of this proposal is to conduct an independent and objective evaluation of the effectiveness of the bank’s internal and external actions in combatting systemic racism. The real value of an audit is its independence. BofA itself recognizes the benefits of having third party evaluations by having an outside expert evaluate racial discrepancies in their pay practices. According to the company, these evaluations have even contributed to nearly closing BofA’s racial pay gap. If a commitment to racial equity is meant to touch all areas of Bank of America’s business, why not extend this third party evaluation to other areas of the bank’s operations?

Bank of America implies that their board or the NCAC could be an adequate substitute for an independent auditor. We believe that this may be misleading for two reasons. First, racial equity audits should be conducted through a civil rights and economic justice lens. While BofA’s board has expertise and competence in critical areas of BofA’s business, none of BofA’s directors has any deep professional background in civil rights or economic justice related issues. Further, while the NCAC’s membership is of course comprised of experts in their specific fields, it is unlikely that these organizations could conduct an audit of this scope due to resource limitations.

Second, neither the NCAC nor the board or management can provide independent verification of the effectiveness of the company’s plans. While the NCAC provides valuable feedback, it does not appear to provide oversight on the bank’s existing practices. NCAC members are not given access to the bank’s operational systems to conduct an independent assessment on lending policies, for example. The board and management will also be overseeing the execution of BofA’s racial equity plans, but this oversight does not incorporate an independent perspective, a critical element particularly given the reputational risks that this issue presents.

BofA’s Actions Do Not Holistically Address the Discriminatory Impact of its Own Policies and Practices

BofA lists various actions that it has taken to combat systemic racism. It has directed $50 million in direct equity investment and $100 million in deposits to minority depository institutions (MDIs), as well as made a $250 million commitment to community development financial institutions (CDFIs). The company has also earmarked $15 billion in affordable home ownership solutions. Among the many philanthropic donations being made, the bank has donated $25 million to support jobs and $25 million to support community outreach.

While we do not wish to discourage the support of MDIs or CDFIs, which provide an essential service to Black and brown communities, these commitments do not address the disparate impact of the bank’s own policies related to mortgage lending, retail banking, and small business lending on communities of color. Earmarking $15 billion in affordable home lending is notable, of course, but this is just a mere fraction of the bank’s overall consumer real estate portfolio. Similarly BofA’s philanthropic work is important to community development, but these donations do not address the bank’s lending or human capital management practices and how these issues impact communities of color.

As investors, it is unclear the extent to which BofA is objectively evaluating its internal lending algorithms and financial models for implicit bias and/or discriminatory results, what criteria is used to override these models, or how well the bank is faring at producing higher quality loans to communities of color, for example. Equally unclear is what standards the company’s Global Diversity & Inclusion Council is utilizing to determine that diversity goals are rigorous and being met or if BofA is evaluating attrition rates by race. With regards to the philanthropic donations, investors are unaware of the vetting process for the significant donations being made and whether they are being allocated effectively. A racial equity audit would allow for a more holistic review of the bank’s practices that goes beyond just earmarks and commitments for other institutions to assist with addressing disparities among communities of color, and towards how Bank of America is addressing its own impact on these communities.

Existing Regulatory Requirements Are Not a Substitute for an Outside Audit

As a heavily regulated institution, BofA is subject to certain agency regulations that were intended to discourage discriminatory banking practices, particularly the Community Reinvestment Act (CRA). Unfortunately, mere compliance with the CRA does not adequately address the effectiveness of combatting systemic racism partially due to the fact that the CRA’s examinations evaluate the bank’s lending, investment and services as it relates to low to moderate income communities. While there may be overlap, it does not evaluate lending based on race. Additionally, nearly all banks, including BofA, have received an “Outstanding” or “Satisfactory” rating for their lending practices in the last decade during their CRA exams, giving the appearance of rating inflation. The company states that it “devotes significant resources and effort to strengthen local communities….” We do not question the significance of the resources that BofA has contributed, but we do ask how effective these resources have been at addressing the needs of communities of color, not just low and middle income communities. We further ask how reliable the CRA’s ratings can be for investors given numerous examples of mortgage and small business discrimination that exist, including at BofA itself.

Other Companies Have Benefitted From Conducting Similar Audits

Lastly, we note that other companies like Facebook, Starbucks, and Airbnb have conducted similar civil rights related audits. BofA notes that a “one time” audit request is less valuable than their year round dialogues with NCAC members and other stakeholders. We would note, however, that we do not believe that a racial equity audit needs to be a one-time event, nor should it impair in any way existing dialogues with stakeholders. In fact, we encourage an annual assessment. Companies like Starbucks and Airbnb have incorporated the audit into their regular risk oversight work either through formal reports or continued relationships with their auditors and stakeholders, and have found the audits to be instrumental in identifying issues that otherwise may have gone unnoticed.4 Further, our proposal welcomes the input of stakeholder groups in selecting the topics of the audit.

Conclusion

Financial institutions like Bank of America must recognize that as the demographics in America continue to change in the coming decades, racial justice and economic equality issues will be increasingly important to investors. In this context, a deep dive today into unconscious or subtle forms of discrimination can be viewed as a smart investment that will contribute to long-term shareholder value. We urge you to vote FOR Proposal 8 requesting the board conduct a racial equity audit analyzing the bank’s adverse impact on nonwhite stakeholders and communities.

Sincerely,

Dieter Waizenegger, Executive Director

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Bank of America instructions.

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4 Starbucks has issued two civil rights related reports, one in 2019 and one in 2020. Airbnb published an initial report in 2016 and later updated their report in 2019.